Exhibit 99.1

Company announcement – No. 9/ 2022

Zealand Pharma: Significant Advancement of Clinical Pipeline and Building
Commercial Momentum. Key Data for Glepaglutide and Dasiglucagon
Programs Expected in 2022.

Full Year Results for 2021

Copenhagen, March 10, 2022 – Zealand Pharma A/S (“Zealand”) (NASDAQ: ZEAL) (CVR-no. 20 04 50 78), a biotechnology company focused on the discovery, development and commercialization of innovative peptide-based medicines, announced financial results for the 12-month period from January 1 to December 31, 2021.

In 2021, a number of significant milestones were accomplished by Zealand Pharma, including the U.S. Food and Drug Administration (FDA) approval of Zegalogue® (dasiglucagon) injection for the treatment of severe hypoglycemia in patients with diabetes aged six and above, and the product’s subsequent commercial launch in the U.S.; advancements in multiple parts of the EASE-SBS Phase 3 program of glepaglutide in patients with short bowel syndrome (SBS); presentation of data from the Phase 2a study of the dasiglucagon mini-dose pen in people with type 1 diabetes; successful completion of a Phase 1b study for dapiglutide; initiation of a Phase 1a study for Amylin Analog; FDA Fast Track Designation for BI456906 in adults with non-alcoholic steatohepatitis (NASH); and patient enrolment completed for the Phase 2 trials for obesity and Type 2 diabetes in the BI456906 program.

Financial results for the full year 2021

•	Revenue of DKK 292.6 million / USD 44.6 million (2020: DKK 353.3 million / USD 54.2 million).
•	Net operating expenses of DKK 1,224.7 million / USD 186.7 million (2020: DKK 1,092.1 million / USD 166.9 million).
•	Operating result for the year of DKK -1,052.4 million / USD -160.4 million (2020: DKK -792.4 million / USD -121.4 million).
•	Cash including marketable securities amounted to DKK 1,428.1 million / USD 217.7 million at year-end (2020: DKK 1,257.6 million / USD 192.2 million).

Business highlights and updates for Q4 2021 and the period thereafter

•	Completion of patient enrollment in the second Phase 3 Trial (17103) of dasiglucagon for the treatment of Congenital hyperinsulinism (CHI) in neonates up to 12 months old. Top-line results are expected in the second quarter of 2022. This Phase 3 study is the last in the program which constitute the largest clinical development program ever conducted in CHI.
•	Completion of patient enrollment in the pivotal Phase 3 trial (EASE-SBS 1) of glepaglutide. Full results of the EASE-SBS 1 pivotal Phase 3 trial are expected in the third quarter of 2022.
•	Signed seven-year, $200 million financing agreement with Oberland Capital. The agreement includes an upfront payment of $100 million in exchange for a seven-year, interest-only secured note. The non-dilutive debt facility will support continued development of the clinical pipeline, including additional indications for dasiglucagon and glepaglutide, as well as the Company’s earlier stage pipeline investigating unmet needs in obesity and inflammatory diseases.

•	Presentation of first clinical data for long-acting GCGR/GLP1dual agonist, BI 456906, for the treatment of obesity and associated metabolic diseases. The data showed up to 13.7% weight loss following 16 weeks of administration with BI 456906 in the Phase 1b trial. The Phase 2 trial of BI 456906 in type 2 diabetes has been completed and Zealand has achieved full randomization the Phase 2 trial of the compound in obesity.
•	First subject dosed in Phase 1 trial of amylin analogue ZP8396 for the treatment of obesity.The Phase 1, first-in-human, randomized, single ascending dose trial, will assess the safety, tolerability, pharmacokinetics, and pharmacodynamics of ZP8396 administered to healthy subjects. Preclinical data have shown potent anti-obesity effects of ZP8396 both as a monotherapy and in combination with a GLP1 analogue.
•	Announced successful outcome of Phase 1b clinical trial for dapiglutide The GLP1-GLP2 dual receptor agonist was assessed to be safe and well tolerated following 4 weeks of dosing in humans and effects on several biomarkers suggest that clinically relevant exposures of dapiglutide were achieved in the study. Zealand will be exploring several potential indications in gastrointestinal and metabolic diseases.
•	Signed collaboration agreement with DEKA Research & Development Corp. to advance development of infusion pump to be used with dasiglucagon for the potential treatment of congenital hyperinsulinism (CHI). Zealand Pharma entered into a definitive collaboration agreement with DEKA Research & Development Corp., to develop a continuous infusion pump to be used in combination with dasiglucagon, an investigational agent currently in Phase 3 trials in patients with CHI. The agreement covers the technical development of the pump system as well as associated commercialization activities.

Emmanuel Dulac, President and Chief Executive Officer at Zealand Pharma, comments:

“2021 was a transformational year for Zealand Pharma as we launched our first commercial product and advanced our innovative pipeline. With the FDA approval and launch of Zegalogue® (dasiglucagon) in the U.S., our established research capabilities in Denmark are now complemented by a commercial organization committed to ensuring our medicines reach the patients who need them most. In 2022 we are eagerly anticipating our pivotal phase 3 results with both glepaglutide for SBS and dasiglucagon for CHI, and continuing our strategy to discover and develop innovative peptide therapeutic options for patients with type 1 diabetes, rare diseases, obesity, and inflammation. With this established momentum across our robust preclinical and clinical pipeline we feel well positioned for continued progress in the year ahead.”

Financial guidance

In 2022, Zealand Pharma expects net product revenue from the sales of its commercial products of DKK 235.0 million +/-10% compared to 2021 of DKK 184.0 million.

In 2022, Zealand Pharma expects revenue from existing license agreements. However, since such revenue is uncertain in terms of size and timing, Zealand Pharma does not intend to provide guidance on such revenue.

Net operating expenses in 2022 are expected to be DKK 1,200.0 million +/-10% compared to 2021 of DKK 1,224.7 million.

Update regarding COVID-19

Zealand Pharma continues to monitor the COVID-19 pandemic and take precautions to keep our employees, patients, business and clinical partners safe. We maintain compliance with guidance from applicable government and health authorities as appropriate.

Commercial Update

Zegalogue® (dasiglucagon) injection

Zegalogue launched in the U.S. in late June 2021. The Company’s primary goal in the initial phase of launch was to establish favorable market access coverage working with Pharmacy Benefit Managers (PBMs), Managed Care Organizations (MCOs), and state Medicaid agencies to add Zegalogue to their respective formularies. As a result of this work, Zegalogue now has favorable coverage in approximately 70% of commercial lives which accounts for more than 130 million lives and approximately 95% of Medicaid lives, which accounts for 69.1 million Medicaid lives. In the second quarter of 2022 we expect to initiate a clinical study in children aged 1 to 6 years to explore the safety and effectiveness of 0.6 mg/0.6mL dasiglucagon injection in this age group.

Zegalogue net revenue for FY 2021 was DKK 5.5 million / USD $0.8 million.

V-Go® wearable insulin delivery device

The V-Go series of Wearable Insulin Delivery Devices are indicated for continuous subcutaneous infusion of either 20 Units of insulin (0.83 U/hr), 30 Units of insulin (1.25 U/hr) or 40 Units of insulin (1.67 U/hr) in one 24-hour time period and on-demand bolus dosing in 2-Unit increments (up to 36 Units per one 24-hour time period) in adults requiring insulin.

V-Go net revenue for the FY 2021 was DKK 178.5 million / USD $28.5 million.

Pipeline Update

Dasiglucagon for Bihormonal Artificial Pancreas systems

Zealand Pharma is developing a pre-filled dasiglucagon cartridge intended for use in Bihormonal Artificial Pancreas systems, which holds potential to improve the management of type 1 diabetes (T1D).

Zealand is collaborating with Beta Bionics, developer of the Bihormonal iLet® bionic pancreas system, a pocket-sized, dual chamber (insulin and glucagon), autonomous, glycemic control system. The iLet® bionic pancreas is an investigational device, limited by federal (or United States) law to investigational use only. The iLet® bionic pancreas intends to mimic a biological pancreas by calculating and dosing insulin and/or glucagon (dasiglucagon) as needed, based on input data from a continuous glucose monitor (CGM) worn by a person with diabetes.

Zealand’s partner, Beta Bionics, and the study sponsor, the Jaeb Center for Health Research, initiated screening into the Phase 3, Bihormonal iLet® Bionic Pancreas Pivotal Program, utilizing insulin and dasiglucagon in late 2021 with dosing of the first participants in the study are expected in later in 2022. The Phase 3 program includes three sub-trials, which are anticipated to provide the clinical data necessary to support the market application for the bihormonal iLet® bionic pancreas and the new-drug application (NDA) for the use of dasiglucagon in bihormonal Artificial Pancreas systems. The first of these three sub-trials is a three-month single-arm, bihormonal-only safety and test-run trial that will enroll two participants at each of the approximately 30 clinical sites. After 20 pediatric participants and 20 adult participants have been successfully treated for a minimum of 3 weeks in this trial, the two randomized controlled trials (RCTs) will begin – one enrolling ~ 350 pediatric participants (6–17 years of age) and the other enrolling 350 adult participants (≥ 18 years of age) with T1D.

The primary outcome measure in the RCTs is superiority in HbA1c of the bihormonal iLet® bionic pancreas using dasiglucagon relative to the insulin-only iLet® system after 26 weeks of therapy on the two interventions. The bihormonal iLet® bionic pancreas performance will also be compared to intensified usual care using CGM therapy in a third arm in both the pediatric and adult RCTs.

Dasiglucagon mini-dose pen

Zealand is developing a dasiglucagon mini-dose pen for potential treatment of exercise-induced hypoglycemia in people living with type 1 diabetes and for people who suffer from meal-induced hypoglycemia following gastric bypass surgery.

Clinical studies conducted in hospital settings have shown the potential for using low doses of dasiglucagon to correct moderate hypoglycemia. Top-line results from a Phase 2a dose-finding trial in people with type 1 diabetes were presented at the American Diabetes Association congress in June 2021, and top-line results of a post bariatric hypoglycemia Phase 2a trial were reported in 2020.

In 2022, Zealand expect to present data from out-patient Phase 2 trials, utilizing the dasiglucagon mini-dose pen in in people with type 1 diabetes and for people that suffer from meal-induced hypoglycemia following gastric bypass surgery (ClinicalTrials.gov Identifier: NCT04764968 and NCT04836273).

Dasiglucagon for congenital hyperinsulinism (CHI)

The potential for chronic dasiglucagon infusion delivered via a pump to prevent hypoglycemia in children with CHI is being evaluated in a Phase 3 program. The aim is to reduce or eliminate the need for intensive hospital treatment, reduce the frequency of dangerous low blood glucose and need for constant feeding, and to potentially delay or eliminate the need for pancreatectomy. The FDA and the European Commission both granted orphan drug designation to dasiglucagon for the treatment of CHI.

Data from the first Phase 3 trial in the program, trial 17109, were reported in December 2020. This trial evaluated children aged 3 months to 12 years old with more than three hypoglycemic events per week despite previous near-total pancreatectomy and/or maximum medical therapy. Dasiglucagon on top of standard of care (SOC) did not significantly reduce the rate of hypoglycemia compared to SOC alone when assessed by the primary endpoint, intermittent self-measured plasma glucose. However, hypoglycemia was reduced by 40–50% with dasiglucagon as compared to SOC alone when assessed by blinded continuous glucose monitoring. Dasiglucagon treatment was assessed to be well tolerated in the study and 31 out of 32 patients continued into the long-term extension study.

We have completed enrollment into the second Phase 3 trial, 17103, in neonates up to 12 months old with CHI Trial results are expected in Q2 2022 and if positive we expect to submit an NDA with the US FDA based on data from both Phase 3 trials and the ongoing long-term extension trial, 17106.

Glepaglutide for short bowel syndrome (SBS)

Glepaglutide is a long-acting GLP-2 analog, being investigated for the potential treatment of short bowel syndrome with the primary endpoint of reducing or eliminating the need for parenteral support in people living with SBS, as further detailed below. Phase 2 data have shown the potential of glepaglutide to increase intestinal absorption in people with SBS.

The EASE-SBS Phase 3 program includes 4 trials. EASE-SBS 1 is the pivotal Phase 3 trial with enrolment of up to 108 patients with SBS that seeks to establish the efficacy and safety of once- and twice-weekly administration of glepaglutide. The initial trial duration is six months, whereafter trial participants are able to enroll in the extension trials, EASE-SBS 2 and 3. A Phase 3b trial, EASE-SBS 4, was initiated in Q3 2021 and will assess long-term effects of glepaglutide on intestinal fluid and energy uptake.

Enrollment has been completed in the EASE-SBS 1 trial and we expect to have results in Q3 2022. The primary endpoint in the trial is the absolute reduction in parenteral support and in the event of positive trial results we expect to submit an NDA with the FDA based on efficacy and safety data from the full EASE-SBS trial program. The FDA granted orphan drug designation to glepaglutide for the treatment of SBS.

Dapiglutide

Dapiglutide (pINN) is a long-acting GLP-1R/GLP-2R dual agonist. The Phase 1b multiple-ascending dose, safety and tolerability trial investigating dapiglutide in healthy volunteers was completed in November 2021 and dapiglutide was found to have an acceptable safety and tolerability profile. Results showed a plasma half-life allowing for once weekly dosing and effects on several biomarkers suggest clinically relevant exposures of dapiglutide were achieved. Zealand expects to present data from the Phase 1b trial at scientific conferences and to initiate the next development steps in 2022.

ZP8396

ZP8396 is a potent long-acting amylin analogue designed to improve solubility and allow for co-formulation with other peptides, including GLP1 analogues. Amylin analogues hold potential as both mono and combination therapies for obesity and type 2 diabetes. Preclinical data on ZP8396 was presented at The Obesity Society Annual Meeting, which showed anti-obesity effects of ZP8396 in in-vivo models, with up to 20% weight loss when combined with GLP1 analogue semaglutide.

The Phase 1a clinical trial with ZP8396 for potential treatment of obesity was initiated in November 2021. This First-in-Human, randomized, single ascending dose trial will assess the safety, tolerability, pharmacokinetics, and pharmacodynamics of ZP8396 administered to healthy subjects. Zealand expects to initiate the Phase 1b multiple ascending dose trial of ZP8396 later in 2022.

BI 456906 for obesity, diabetes and non-alcoholic steatohepatitis (with Boehringer Ingelheim)

The dual glucagon (GCGR)/GLP1 receptor agonist, BI 456906, activates two key gut hormone receptors simultaneously and may offer better efficacy than current single-hormone receptor agonist treatments. The lead molecule BI 456906 is targeting treatment of obesity and associated metabolic diseases. At Obesity Week in November 2021, Boehringer Ingelheim presented data from the Phase 1b trial, demonstrating up to 13.7% weight loss and no unexpected safety findings following 16 weeks of dosing in people with overweight/obesity.

The molecule is being assessed across three parallel Phase 2 trials. The Phase 2 trial in people with diabetes is completed and we are planning to present data from the trial at scientific conferences later in 2022. The trial evaluated dose-relationship of BI 456906 on HbA1c from baseline to 16 weeks relative to placebo in 410 people with diabetes (ClinicalTrials.gov Identifier: NCT04153929). Secondary objectives were to assess the effect on change in body weight. The second Phase 2 randomized double-blind placebo-controlled dose-finding trial evaluating BI 456906 in people with overweight/obesity has reached its randomization target (ClinicalTrials.gov Identifier: NCT04667377). We expect trial results later this year with the primary endpoint being the percentage change in body weight at week 46 compared to placebo. The third Phase 2 randomized double-blind placebo-controlled dose-finding trial is evaluating BI 456906 in people with NASH and liver fibrosis (F2/F3) (ClinicalTrials.gov Identifier: NCT04771273). The primary endpoint of this trial is the histological improvement of steatohepatitis without worsening of fibrosis after 48 weeks of treatment. Participants will receive a weekly subcutaneous injection of either different doses of BI 456906 or placebo for the duration of the trial. The NASH program has received Fast Track Designation from the U.S. FDA.

Boehringer Ingelheim is funding all research, development and commercialization activities related to the treatment. Zealand Pharma is eligible to receive up to EUR 345 million in outstanding milestone payments, and high-single to low-double digit royalties on global sales.

Complement inhibitors (with Alexion, AstraZeneca Rare Disease)

Zealand Pharma and Alexion Pharmaceuticals are collaborating on the discovery and development of novel peptide therapies for complement-mediated diseases. Under the terms of the agreement, Alexion and Zealand Pharma entered into an exclusive collaboration for the discovery and development of subcutaneously delivered peptide therapies directed to up to four complement pathway targets. The lead program is a long-acting inhibitor of Complement C3 which has the potential to treat a broad range of complement mediated diseases. Zealand Pharma will lead the joint discovery and research efforts through the preclinical stage, and Alexion will lead development efforts beginning with IND filing and Phase 1 trials.

For the lead target, Zealand Pharma is eligible to receive up to USD $610 million in development and sales milestone payments, plus royalties on global sales in the high single to low double digits. In addition, Alexion has the option to select up to three additional targets with Zealand Pharma eligible for USD $15 million upfront per target plus development/regulatory milestones for each target selected similar to the lead target with slightly reduced commercial milestones and royalties.

Zealand Pharma’s Annual Report 2021

This announcement is a summary and is qualified by, and should be read in conjunction with, Zealand’s Annual Report for 2021, published on March 10, 2022. A PDF version of the Annual Report will be available for download from Zealand’s website.

Conference call March 10, 2022, at 4:00 PM CET (10:00 AM EDT)

Zealand’s management will host a conference call on March 10, 2022 at 4:00 PM CET (10:00 AM EDT) to present the full-year results and the Annual Report for 2021. Presenting during the call will be President and Chief Executive Officer Emmanuel Dulac, Senior Vice President and Chief Financial Officer Matt Dallas, Executive Vice President and Chief Medical Officer Adam Steensberg, and President of Zealand Pharma US Frank Sanders. The presentation will be followed by a Q&A session.

The conference call will be conducted in English, and the dial-in numbers are:

Denmark, Copenhagen	+45 32 72 04 17
United Kingdom	+44 (0) 844 481 9752
United States	+1 646 741 3167
France, Paris	+33 (0) 170 700 781
Netherlands, Amsterdam	+31 (0) 207 956 614

Confirmation Code:	9554999

A live audio webcast of the call, including an accompanying slide presentation, will be available via the following link, https://edge.media-server.com/mmc/p/34a8yoe2, also accessible from the Investor section of Zealand’s website (www.zealandpharma.com). Participants are advised to register for the webcast approximately 10 minutes before the start.

A recording of the event will be available on the Investor section of Zealand’s website following the call.

For further information, please contact:

Zealand Pharma Investor Relations

Maeve Conneighton
Argot Partners
investors@zealandpharma.com

Zealand Pharma Media Relations

David Rosen

Argot Partners
media@zealandpharma.com

NOTE: Exchange rates used: 31 Dec 2021 = 6.56 and 31 Dec 2020 = 6.54

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, development, and commercialization of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market and three candidates are in late-stage development. In addition, license collaborations with Boehringer Ingelheim and AstraZeneca create opportunities for more patients to potentially benefit from Zealand-invented peptide investigational agents currently in development.

Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in Boston, and Marlborough (MA). For more information about Zealand’s business and activities, please visit http://www.zealandpharma.com.

Forward-Looking Statements

This announcement may contain forward-looking statements, including “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, that are based on the beliefs and assumptions and on information currently available to management of Zealand, including with respect to the company’s anticipated revenue and expenses for 2021 and potential product approval by the FDA. All statements other than statements of historical fact contained in this announcement are forward-looking statements, including statements regarding the anticipated final terms of the Investment. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Zealand's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the "Risk Factors" section of the Zealand's Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on March 13, 2020 and subsequent reports that Zealand has filed or will file with the SEC. Forward-looking statements represent Zealand's beliefs and assumptions only as of the date of this announcement. Although Zealand believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, Zealand assumes no obligation to publicly update any forward-looking statements for any reason after the date of this announcement to conform any of the forward-looking statements to actual results or to changes in its expectations.